Exhibit 21

Subsidiaries

Name	Jurisdiction
Yadkin Bank	North Carolina
Yadkin Valley Statutory Trust I	Delaware
American Community Capital Trust II, Ltd	Connecticut
Crescent Financial Capital Trust I	Delaware
Navy Merger Sub Corp.	North Carolina